Exhibit 8.1

Immune Therapeutics Inc. Provides Update on Clinical Trial of Lodonal as an Immune-System Regulating Agent in Subjects with Compromised Immune Systems

Orlando, Florida  -- Immune Therapeutics Inc. a specialty biopharmaceutical company (OTCQB: IMUN) today provided an update on the ongoing clinical trial of Lodonal in Nigeria.

The trial is an open-label, placebo-controlled study that includes a 90-day treatment period followed by a 60-day extension.  The primary objective of this clinical trial is to confirm that Lodonal has a beneficial effect on the immune system of patients in Nigeria with a compromised immune system (refer to Inclusion/Exclusion Criteria). This will be determined by: the number of subjects on Lodonal who achieve CD4 count stabilization (less than 10% change from baseline mean values) or a 25% increase in CD4 counts when compared to the observation group from baseline to Days 30, 60 and 90.

Noreen Griffin, Chief Executive Officer of Immune Therapeutics, commented, "We are pleased to have completed 100% enrollment, but due to unforeseen delays, the anticipated results will not be available until approval of the results by Nigerian National Agency for Food and Drug Administration and Control, targeted for Q-1, 2016.”

Dr. Afonja, co-principal investigator for this study stated, "We are looking forward to the results of this bridging study given what it could mean for AIDS patients in Nigeria, and possibly in other developing African nations given the prevalence of AIDS patients in these populations.”

Forward Looking Statements

This release contains forward-looking statements. Actual results may differ from those projected due to a number of risks and uncertainties, including, but not limited to the possibility that some or all of the matters and transactions considered by Immune Therapeutics may not proceed as contemplated, and by all other matters specified in Immune Therapeutic’s filings with the Securities and Exchange Commission. These statements are made based upon current expectations that are subject to risk and uncertainty. Immune Therapeutics does not undertake to update forward-looking statements in this news release to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information. Assumptions and other information that could cause results to differ from those set forth in the forward-looking information can be found in the Immune Therapeutic’s filings with the Securities and Exchange Commission, including its recent periodic reports.

About Immune Therapeutics, Inc.:

Immune Therapeutics Inc [formally TNI Biotech, name change 2014] is a biotechnology company working to combat chronic, life-threatening diseases through the activation and modulation of the body’s immune system using our patented immunotherapy. Our products and immunotherapy technologies are designed to harness the power of the immune system to improve the treatment of cancer, infections such as HIV/AIDS, chronic inflammatory diseases, and autoimmune diseases.

About TNI BioTech International, Ltd.:

TNI BioTech International, Ltd., a wholly owned subsidiary of Immune Therapeutics, Inc. incorporated in the British Virgin Islands, is responsible for managing Immune Therapeutics’ international distribution and is the contracting entity for the Nigerian 90-Day Lodonal(TM) Bridging trial.

For more information please contact:

Mike King, Director, Princeton Research, Inc. 3887 Pacific St Las Vegas, NV 89121 Office: (702) 650-3000 Web: www.princetonresearch.com FB: www.facebook.com/princetonresearch